UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File No. 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Translation of registrant’s name into English)

82 Richmond Street East, Suite 200, Toronto, Ontario M5C 1P1 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 26, 2019, Tanzanian Royalty Exploration Corporation (the “Company”) entered into Subscription Agreements (the “Subscription Agreements”) with three investors pursuant to which the Company agreed to sell a total of 625,557 common shares (“Common Shares”), for the purchase price of US$0.4492 per Common Share and aggregate purchase price of US$281,000. The offer and sale of the Common Shares pursuant to the Subscription Agreements are referred to herein as the “Offering.”

The Offering is expected to close on or about March 1, 2019, subject to the satisfaction of customary closing conditions. The net proceeds to the Company after deducting estimated offering expenses of US$15,000 are expected to be approximately US$266,000. The Offering is being made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-226949), which was filed with the Securities and Exchange Commission on August 20, 2018, and declared effective by the on September 5, 2018. On February 27, 2019 the Company filed a prospectus supplement ("Supplement") in connection with the Offering. The Supplement clarifies that its public float is in excess of $75 million and updates and replaces the prospectus supplement previously filed on January 14, 2019.

The representations, warranties and covenants contained in the Subscription Agreements were made solely for the benefit of the parties to the Subscription Agreements. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Subscription Agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, the form of Subscription Agreement is filed with this report only to provide shareholders with information regarding the terms of transaction, and not to provide shareholders with any other factual information regarding the Company. Shareholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Subscription Agreements, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing descriptions of the Subscription Agreements, and the Common Shares do not purport to be complete and are qualified in its entirety by reference to the full text of the form of Subscription Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

A copy of the opinion of Miller Thomson, LLP relating to the legality of the issuance and sale of the Common Shares in the Offering is attached as Exhibit 5.1 hereto.

Forward-Looking Statements

The statements in this report related to the completion, timing and size of the Offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Offering. There can be no assurance that the Company will be able to complete the Offering on the anticipated terms, or at all.

Incorporation by Reference

The information set forth in this report on Form 6-K, including the exhibits hereto (excluding Exhibit 99.1), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 as filed on August 20, 2018, and declared effective on September 5, 2018 (No. 333-226949).

1

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

5.1	Opinion of Miller Thomson LLP

10.1	Form of Subscription Agreement

99.1	Press Release

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation
(Registrant)

By: /s/ James E. Sinclair
James E. Sinclair
Executive Chairman

Date: February 27, 2019

3